[Thacher Proffitt LLP Letterhead]

May 1, 2007

VIA EDGAR AND HAND DELIVERY

Ms. Pamela Carmody

Special Counsel, Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	Preliminary Proxy Materials filed by Union Bankshares Company
File No. 000-12958

Dear Ms. Carmody:

On behalf of our client, Union Bankshares Company, a Maine corporation (the “Company”), this letter is to respond to the Securities and Exchange Commission (the “SEC”) – Division of Corporate Finance’s comments with respect to the preliminary proxy statement on Schedule 14A filed by the Company on April 12, 2007.

The SEC’s specific comments are set forth below, followed by the responses of the Company.

General

1.    We understand that the company intends to file amended materials to reflect a new meeting and record date and to include additional proposals and information related to a potential election contest. Please note that we may have further comment upon review of the revised materials.

A clean and blackline copy of the Company’s revised proxy statement, showing changes made in response to these comments, reflecting a new meeting and record date and including additional information related to the election contest are attached hereto as Exhibit A. The clean copy of the revised proxy statement has been filed with the SEC through the EDGAR filing system.

Ms. Pamela Carmody April 25, 2007	Page 2.

2.    Please file the form of proxy card with the revised materials.

The form of proxy card has been filed with the revised materials. Please see Exhibit A.

3.    We note that the company failed to timely file Current Reports on Form 8-K to report amendments to the company’s bylaws. Please advise of the reason for the delay and what, if any, impact the late filing has on shareholders’ rights to nominate directors. Does it have any negative impact on notice requirements? Did the company properly disclose the size of the board in its previous years’ proxy materials?

On March 28, 2007, the Company filed a Current Report on Form 8-K disclosing that the Company had amended its Bylaws, effective October 19, 2005 and April 19, 2006, to reduce the size of the Board from 15 to 14 Directors and from 14 to 12 Directors, respectively. A Current Report on Form 8-K was not filed immediately following the amendments to reduce the size of the Board in October of 2005 and April of 2006 due to the Company’s oversight. The Company forwarded a copy of the shareholder nomination notice it received in mid-February, 2007 to the Company’s counsel, who inquired in response as to the current size of the Board and alerted the Company to the need to file a Current Report on Form 8-K with respect to the Bylaws amendments.

The late filing of the Current Report on Form 8-K does not affect the validity of the Board’s action to decrease the size of the Board of Directors. Section 803 of the Maine Business Corporation Act provides that, “unless the corporation’s articles of incorporation or bylaws provide otherwise, the number of directors may be increased or decreased from time to time by resolution of the shareholders or the directors.” Article Fourth of the Company’s Articles of Incorporation provides that the Board of Directors is authorized to increase or decrease the number of directors. Attached hereto as Exhibit B is a copy of the minutes evidencing action taken by the Governance Committee and ratified by the Board of Directors, decreasing the size of the Board.

The delay in filing the Form 8-K also does not impact shareholders’ rights to nominate directors or notice requirements. Shareholders’ rights to nominate directors and notice requirements for such nominations are governed by Article IV, Section 8 of the Company’s Bylaws and are independent of the size of the Board of Directors. Whether there are 12 or 15 Directors, a shareholder may nominate persons for election to those positions, whether vacant or not, in accordance with the provisions of Article IV, Section 8.

In a letter to the SEC, dated April 2, 2007, FAIC argues that the late filing “has significantly altered the implications of the intended Board nominations” made by FAIC. In particular, the letter notes that, if the size of the Board were 15, with 12 Directors in office, then election of two additional shareholder nominees could be accomplished without displacing existing Directors. Alternatively, the letter argues that if timely disclosure of the reduction of the Board size to 12 members had been made, the shareholder could have submitted a proposal to increase the size of the Board along with the nominations, thereby restoring a situation where election of two additional shareholder nominees could be accomplished without displacing existing Directors.

What is left unsaid is that, under plurality voting, not only could such an election be accomplished without displacing existing Directors, but the shareholder nominees would also be elected if they each received at least one vote. Note, however, that there is no right guaranteed to

Ms. Pamela Carmody April 25, 2007	Page 3.

shareholders to nominate Directors to uncontested positions. Even if the size of the Board were 15, with 12 Directors in office, there is nothing that would prevent the Board of Directors from nominating additional persons to fill vacant positions, in opposition to any candidates nominated by a shareholder. Accordingly, the late filing, combined with timely notice requirements for nominations and other proposals, has not materially prejudiced FAIC’s rights with respect to nominations.

In addition, in a letter to the Corporate Governance Committee dated April 23, 2007, a copy of which is attached hereto as Exhibit C, Mr. Michael Jennings, President of FAIC, states: “When I first submitted these nominations, the Bylaws available to me and other outside shareholders limited the size of the Board to fifteen members – consisting of three classes of five directors each. In pursuing these nominations, I expected that Management would oppose our candidacies but I was under the impression that it would do by putting up two new candidates.” In light of the fact that FAIC anticipated that its nominations would be contested, even before the reduced size of the Board of Directors was disclosed, it is hard to see how the late filing of the Current Report on Form 8-K “significantly altered the implications of the intended Board nominations.”

The Company’s proxy statement for previous years did not indicate the total number of Board positions authorized by the Company’s Bylaws, but accurately indicated the number of Directors then serving on the Board.

Proxy Statement

Security Ownership of Management, page 5

4.    The compensation table identifies Mr. Winters as a “named executive officer.” Please expand the ownership table to include all named executive officers, including Mr. Winters, or advise.

The table under “Security Ownership of Management” on page 5 has been expanded to include Mr. Winters, such that the table now includes all “named executive officers.” Please see Exhibit A.

Compensation of Directors and Executive Officers, page 15

5.    Please advise as to whether the company has provided all the disclosure required by Item 402. In this regard, we note that the compensation discussion and analysis appears to lack any specificity, the summary compensation table includes information for only the most recent year and the document lacks a performance graph. Please review this section for compliance with Item 402 of Regulation S-K.

The Company believes that it has provided all disclosure required under Item 402. Pursuant to Item 402(b), the Company has discussed all material elements of the compensation paid to the Company’s named executive officers. In this regard, please note that the Company has a relatively simple compensation structure, consisting of salary, discretionary bonus, a non-qualified supplemental executive retirement plan and standard fringe benefits.

Ms. Pamela Carmody April 25, 2007	Page 4.

We believe that the inclusion of information for only the most recent year in the summary compensation table is in accordance with the transition provisions applicable to the recent revisions to Item 402 of Regulation S-K. SEC Release No. 33-8732A, Section VII., Transition, states that “only the most recent fiscal year will be required to be reflected in the revised Summary Compensation Table when the new rules and amendments applicable to the Summary Compensation Table become effective, and therefore the information for years prior to the most recent fiscal year will not have to be presented at all.”

A performance graph is not included in the Company’s proxy statement because the SEC’s recent revisions to Regulation S-K included the relocation of the performance graph from Item 402 to Item 201(e). Accordingly, the Company provided the performance graph under Part II, Item 5, “Market for Registrant’s Common Stock, Related Shareholder Matter and Issuer Purchases of Equity Securities” of its Annual Report on Form 10-K, filed with the SEC on March 30, 2007.

Salary Continuation Agreements, page 18

6.    Please advise as to whether the company has filed the salary continuation agreements.

The Company filed a form of the salary continuation agreements with its executive officers with the SEC as an exhibit to the Form 8-K filed with the SEC today, May 1, 2007. Although this form of agreement was not previously filed with the SEC due to the Company’s oversight, we note that the Company has consistently provided accurate disclosure regarding these agreements in its proxy statements.

Proposal 3, page 23

7.    Please confirm that the proposal requires the affirmative vote of the majority of votes cast. We note that the second to the last paragraph indicates that approval requires the majority vote of the company’s shareholders.

Proposals 2 and 3 require the affirmative vote of the majority of the votes cast for approval, in accordance with Section 727 of the Maine Business Corporation Act. Article XVII of the Company’s Bylaws states that the amendment of the Bylaws or the adoption of new Bylaws requires the affirmative vote of a majority of the shares entitled to vote thereon. The information under “Vote Required,” on page 2, and the sentence in the second to the last paragraph on page 23, have been revised to clarify that the vote required for approval of Proposals 2 and 3 is a majority of the votes cast by the shares entitled to vote at a meeting at which a quorum is present, and that the vote required for approval of Proposal 4 is the affirmative vote of a majority of the shares outstanding as of the record date.

Annual Report on Form 10-K

8.    The exhibit index refers to exhibit 13, the company’s 2006 annual report. It does not appear that the report has been filed. Please advise.

The reference to Exhibit 13 in the Exhibit Index of the Company’s Annual Report on Form 10-K was included in error. The Company’s 2006 Annual Report was not filed as an Exhibit to the

Ms. Pamela Carmody April 25, 2007	Page 5.

Form 10-K. However, 7 copies of the Company’s 2006 Annual Report were filed with the SEC, by letter dated April 16, 2007, for informational purposes in accordance with Rule 14a-3(c) and as permitted by Rule 101(b) of Regulation S-T.

*            *            *

Should you have any questions with respect to the foregoing, please feel free to contact the undersigned at (202) 626-5630 or Matthew Dyckman at (202) 626-5647.

Please find enclosed an additional copy of this letter marked “Return Copy,” which we respectfully request that you date stamp and return in the enclosed, self-addressed, postage paid envelope.

Sincerely,

/s/ Richard A. Schaberg

Richard A. Schaberg

Enclosures

cc:	Peter A. Blyberg
President and Chief Executive Officer
Union Bankshares Company

[Union Bankshares Company Letterhead]

May 1, 2007

Via EDGAR and Hand Delivery

Ms. Pamela Carmody

Special Counsel, Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	Preliminary Proxy Materials filed by Union Bankshares Company
File No. 000-12958

Dear Ms. Carmody:

As requested in your letter dated April 23, 2007, with respect to the above-reference filing, Union Bankshares Company (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, UNION BANKSHARES COMPANY

By:	/s/ Timothy R. Maynard
Timothy R. Maynard Senior Vice President, and Chief Financial Officer